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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING

     A.  Name of issuer or person filing ("Filer"): APF ENERGY TRUST

     B.   (1) This is [check one]:

          [x]  an original filing for the Filer

          [ ] an amended filing for the Filer

          (2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T rule 101(b)(9) [ ]

     C. Identify the filing in conjunction with which this form is being filed:

          Name of Registrant:                      APF ENERGY TRUST
          Form type:                               F-8
          File Number (if known):                  333-108078
          Filed by:                                COMPUTERSHARE TRUST COMPANY
                                                   OF CANADA
          Date Filed (if filed concurrently,       AUGUST 19, 2003
          so indicate):                            (FILED CONCURRENTLY)

     D. Filer is incorporated or organized under the laws of Canada and has its principal place of business at 710, 530 - 8TH AVENUE S.W. CALGARY, ALBERTA T2P 3S8; TELEPHONE: (403) 267-6508.

     E. Filer designates and appoints Computershare Trust Company, Inc. ("Agent") located at 350 INDIANA STREET, SUITE 800, GOLDEN, CO 80401; TELEPHONE:
(303) 262-0707 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

               (a) any investigation or administrative proceeding conducted by the Commission; and

               (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United


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          States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on __________ on _____________ , 2003 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.


     F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding.

          Each Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

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          The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in Calgary, Alberta, Canada, this 18th day of August, 2003.


          Filer:                       COMPUTERSHARE TRUST COMPANY OF CANADA



                                       By:  /s/ Laura Leong
                                            ------------------------------------
                                       Name:    Laura Leong
                                       Title:   Professional, Corporate Trust



                                       By:  /s/ Lucy Liu
                                            ------------------------------------
                                       Name:    Lucy Liu
                                       Title:   Professional, Corporate Trust


          This statement has been signed by the following person in the capacity and on the date indicated:


                                        COMPUTERSHARE TRUST COMPANY, INC., AS
                                        AGENT FOR SERVICE OF PROCESS OF
                                        COMPUTERSHARE TRUST COMPANY OF CANADA



                                        By:  /s/ John M. Wahl
                                             -----------------------------------
                                        Name:    John M. Wahl
                                        Title:   Corporate Trust Officer